FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Six Months Ended June 30, 2002

ATLAS PACIFIC LIMITED

(Translation of registrants name into English)

6 Rous Head Road, North Fremantle WA 6159

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS PACIFIC LIMITED

By:

Date:__June 4, 2003__ Name: Joseph Taylor

Title: Managing Director

ATLAS PACIFIC LIMITED

A.B.N. 32 009 220 053

AND ITS CONTROLLED ENTITIES

HALF YEAR FINANCIAL REPORT

30TH JUNE 2002

ATLAS PACIFIC LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT

The Directors present the financial report of Atlas Pacific Limited ("the Company") and the consolidated accounts of the economic entity, being the Company and its controlled entities for the half year ended 30th June 2002 and the auditors report thereon.

DIRECTORS

The Directors of the Company during or since the end of the half year are:
Name	Period of Directorship
Alexander McBride Kerr, B.A., B.Sc (Econ), M.A., Ph.D. Chairman	Director since 31 August 1993 Chairman since 30 May 1997
George Robert Warwick Snow, B.Ec., F.A.I.C.D. Deputy Chairman	Director since 28 October 1997
Stephen John Arrow	Director since 29 June 1999
Walter Frederick James, M.I.E. Aust, F.A.I.C.D.	Director since 23 March 1999
Admiral Raden Pandji Poernomo	Director since 30 November 1995
Joseph James Uel Taylor, B.Sc. (Biology), Ph.D. Managing Director	Director since 13 September 2000

ACTIVITIES AND REVIEW OF OPERATIONS

The only activity of the economic entity is that of the development and management of a pearl farming business located in Indonesia. There has been no significant change in the activities of the economic entity since the last year end report.

Profit Result

The Company is pleased to announce an after tax profit of $3,324,342 which was achieved on sales revenues of $8,109,971 for the six months period ending 30th June 2002. During the corresponding period last year, ie, six months ended 30th June 2001, the results were a profit of $2,403,989 on sales revenues of $5,530,929. Pearl Farm Operations The organic growth of the pearl farming operation at Waigeo Island in Irian Jaya, Indonesia has continued during the first six months of 2002. The farm is holding more than 700,000 oysters of which 288,000 have been nucleated and will be ready for harvesting between 2002 and the end of 2004. In the six months to 30 June 2002, 107,170 oysters have been operated. It is anticipated that a further 120,000 oysters will be operated before the end of December 2002. The Alyui Bay hatchery experienced some difficulty in the production of spat (infant oysters) during the 2001/02 spawning season which has been directly attributed to the current El Nino climate pattern which prevails in Eastern Indonesia. The shortfall in supply has been supplemented by the importation of spat from other parts of Indonesia. A cooperative arrangement with another Indonesian pearl farm saw technical staff from the Companys Waigeo Island operation seconded to its hatchery in Sulawesi. This hatchery subsequently achieved an exceptional spawning season and, under the terms of the agreement, half of the resulting spat was available to Atlas which has meant that a good supply of juvenile oysters has made up for the shortfall. The purchase of juvenile oysters from a farm in Seram which is renowned for its good quality oysters has further complimented oyster numbers in Alyui Bay.

Harvests and Sales

The Company experienced a growth in sales revenue of $8,109,971 from $5,530,929 in the corresponding period in 2001 as a result of an increase in the number of pearls sold. During the six months to 30th June 2002, 47,700 pearls (31,982 momme) and 766 momme of keshi (pearls created without a nucleus) were sold from stock that was on hand at the beginning of the year as well as from pearls and keshi that were harvested in January 2002. During the six months to 30th June 2002, $39,982 was realised from the sale of Mother of Pearl shell and from the sub-lease of the Companys Kupang hatchery facility in West Timor. Further progress has been made in relation to the development of markets for the pearl meat that is produced by the Company.

Joint Operations with other pearl farms

There have been no pearl sales in 2002 from the Companys joint operations with other farms. Approximately 10,000 pearls are on hand from these ventures, awaiting sale and distribution of proceeds. A further 14,000 oysters are to be harvested next year. The Company has entered into a share farm arrangement with another Indonesian pearl farmer who has provided approximately 100,000 mature oysters which will be nucleated, farmed and harvested by the Company with net proceeds after costs to be shared equally. This provides further economies of scale and utilises the resources that are available on the Alyui Bay farm site. In addition, the Company has entered into a joint hatchery arrangement with a pearl farming operator based in Bali. This will provide the Company with an alternative source of spat for future pearl production if the Alyui Bay hatchery does not produce an adequate supply, or alternatively for further expansion of pearl production.

Environmental Issues

An El Nino climatic pattern has spread over the eastern part of Indonesia. This is seen as the likely cause of the Alyui Bay Hatchery performing below capacity this season. The Companys farm managers are paying close attention to the situation, ensuring the health of our oysters is treated with utmost importance. The company continues to maintain the environmental standards as required by the Indonesian authorities.

Socio-Political Situation

The Company maintains a constant watch on socio-political developments in Irian Jaya, Jakarta and elsewhere in Indonesia. At a local level, the Company continues to develop links with the local community through community development projects focused on self-sustainability. These and other measures, have been taken to limit the risk to employees and to the assets of the business in Indonesia.

Conclusion

 The Company has continued to perform well when measured against all of the commercial and operational criteria of pearl farming. Once again the directors extend their appreciation to the Indonesian and expatriate employees who have worked so well under difficult and demanding circumstances.

SIGNIFICANT CHANGES

There have been no significant changes in the state of affairs of the economic entity during the period.

DIVIDENDS

On 26th April 2002, a dividend of two (2) cents per share was paid. This dividend was franked to one (1) cent.

OPTIONS

During the six months ending 30th June 2002, the following options were converted to shares:

No. Options	Date Exercisable	Exercise Price	Proceeds from Conversion
345,000 [1]	31/12/02	30 cents	$103,500
2,968,004	14/10/02	30 cents	$890,401.20

As at 30th June 2002, the Company had the following options outstanding:

No. Options	Date Exercisable	Exercise Price
180,000 [1]	31/12/02	30 cents
5,094,496	14/10/02	30 cents

1. These options are issued to executive directors and senior management. In the event that they cease employment with the company, their options may be cancelled at the discretion of the Board.

  CONVERTIBLE NOTES

  On 23rd March 2002, 149,987 convertible notes were redeemed with the payment of $22,498. During the period from 1st January 2002 to 23rd March 2002, 731,080 notes were converted to shares taking the total number of convertible notes that were converted to shares to 24,538,022.

  MATTERS SUBSEQUENT TO 30TH JUNE 2002

  See Note 11.

  The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges.

  DIRECTORS MEETINGS

  The attendance at meetings of the Companys Directors including meetings of the Audit and Executive Committees is shown below:
Director	Period	Number of Directors Meetings		Audit Committee Meetings		Executive Committee Meetings
		Held	Attended	Held	Attended	Held	Attended
A.M. Kerr	01/01/02 - 30/06/02	5	5	2	2	1	1
R.P. Poernomo	01/01/02 - 30/06/02	5	3	N/A	N/A	N/A	N/A
G.R.W. Snow	01/01/02 - 30/06/02	5	5	N/A	N/A	1	1
W.F. James	01/01/02 - 30/06/02	5	5	2	2	N/A	N/A
S.J. Arrow	01/01/02 - 30/06/02	5	3	N/A	N/A	N/A	N/A
J.J.U. Taylor	01/01/02 - 30/06/02	5	5	N/A	N/A	1	1

  As at the date of this report the economic entity has an audit committee, the members of which are Mr W.F. James and Professor A.M. Kerr and an executive committee, whose members are Professor A.M. Kerr, Mr G.R.W. Snow and Mr J.J.U. Taylor. The Directors have the right, in connection with their duty and responsibilities as directors, to seek independent professional advice at the Companys expense.

  DIRECTORS BENEFITS

  Pursuant to a lease agreement, Arrow Pearling Company Pty Ltd, a company of which Mr S.J. Arrow is a substantial shareholder and director, provided office accommodation and services for the Australian based operations. An amount of $23,825 was paid to this company for these services during the half year ended 30th June 2002 (6 months to 30th June 2001 - $Nil).

  Pursuant to a separate agreement, Arrow Pearling Company Pty Ltd earned consultancy fees of $135,609 during the half year for the supply of technical expertise and training of pearl nuclei operations and other pearling matters (6 months to 30 June 2001 - $201,128). This agreement was entered into in March 1999 prior to Mr. Arrow becoming a board member and it was entered into on commercial terms.

  Admiral R.P. Poernomo received an administrative/office rental fee to accommodate the Jakarta office of PT Cendana Indopearls on normal commercial terms for the equivalent of $17,222 for the six months ending 30 June 2002 (6 months to 30 June 2001 - $17,618).

  Apart from the foregoing, since the previous financial year end, no Director of the Company has received or has become entitled to receive a benefit (other than the emoluments disclosed in the annual financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related company with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

  DIRECTORS SHAREHOLDINGS AS AT 4TH SEPTEMBER 2002

  The relevant interest of each Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance with S205G of the Corporations Law, at the date of this report is as follows:

  Current Holdings

	Ordinary Shares		Options
	Direct	Indirect	Direct	Indirect
A.M. Kerr	-	858,551	-	1,192,335 [1]
G.R.W. Snow	-	14,025,744	-	-
S.J. Arrow	-	1,952,934	-	-
W.F. James	-	-	-	-
R.P. Poernomo	1,290,000	-	1,935,000 [1]	-
J.J.U. Taylor	-	20,000	180,000 [2]	-

  Notes:-

    Options exercisable at 30 cents on or before 14 October 2002.

    Options exercisable at 30 cents on or before 31 December 2002.

  ON BEHALF OF THE BOARD

  A.M. KERR

  Director

  6th September 2002

  ATLAS PACIFIC LIMITED

  AND ITS CONTROLLED ENTITIES

  STATEMENT OF FINANCIAL PERFORMANCE

  FOR THE HALF YEAR ENDED 30TH JUNE 2002

		Consolidated
	Note	2002	2001
		$	$
Sales revenue	3	8,109,971	5,530,929
Cost of goods sold		(1,872,478)	(1,001,955)
Gross Profit		6,237,493	4,528,974
Other revenue from ordinary activities
Interest Received		162,842	89,030
Foreign Exchange Gain		149,807	37,590
Other		53,802	26,891
		366,451	153,511
Operating costs from ordinary activities
Marketing expenses		(576,849)	(485,633)
Administration expenses		(972,782)	(664,577)
Borrowing cost expenses		(3,295)	(223,118)
Depreciation/Amortisation expenses		(130,288)	(132,899)
Other expenses from ordinary activities		(35,333)	(66,776)
		(1,718,548)	(1,573,003)
Profit from ordinary activities before income tax		4,885,396	3,109,482
Income tax (expense)/benefit		(1,561,052)	(705,493)
Net Profit after income tax		3,324,344	2,403,989

  The statement of financial performance is to be read in conjunction with the notes to and forming part of the half year financial report.

		Consolidated
Note		2002	2001
Earnings per share
Basic earnings per share (cents)	4	4.13 cents	4.37 cents
Diluted earnings per share (cents)	4	3.86 cents	3.22 cents

  ATLAS PACIFIC LIMITED

  AND ITS CONTROLLED ENTITIES

  STATEMENT OF FINANCIAL POSITION

  AS AT 30TH JUNE 2002

		Consolidated
	Note	30/06/02	31/12/01	30/06/01
		$	$	$
CURRENT ASSETS
Cash		7,994,115	5,355,354	3,007,465
Receivables		1,359,363	2,094,927	4,060,192
Inventories		831,115	1,082,324	1,344,756
Self generating and regenerating assets	(a)	917,409	2,217,376	123,492

Total Current Assets		11,102,042	10,749,981	8,535,905

NON-CURRENT ASSETS
Inventories		66,549	100,498	181,034
Self generating and regenerating assets	(a)	9,799,610	7,489,891	8,663,658
Property, plant and equipment		2,204,505	2,302,436	2,432,007
Intangibles		374,788	499,717	624,646
Deferred Tax Asset		21,082	21,607	-

Total Non-Current Assets		12,466,534	10,414,149	11,901,345

Total Assets		23,568,575	21,164,130	20,437,250

CURRENT LIABILITIES
Accounts payable		917,906	1,153,705	1,263,063
Current tax liabilities		1,580,951	1,534,461	820,243
Interest bearing liabilities		-	136,596	3,466,201
Provisions		114,519	160,885	221,561

Total Current Liabilities		2,613,376	2,985,647	5,771,068

NON-CURRENT LIABILITIES
Deferred tax liability		961	1,877	-

Total Non-Current Liabilities		961	1,877	-

Total Liabilities		2,614,337	2,987,524	5,771,068

Net Assets		20,954,238	18,176,606	14,666,182

SHAREHOLDERS EQUITY
  Contributed equity
	6	17,286,629	16,183,065	12,849,024
Accumulated profit	7	3,667,609	1,993,541	1,817,158

Total Shareholders Equity		20,954,238	18,176,606	14,666,182

    Self generating and regenerating assets (SGARAs) are defined as non-human living assets of an entity. Under accounting standard AASB1037, the Company is required to list these assets as a separate category of assets to other non living inventory. The assets that are recorded as SGARAs are the oysters that produce the pearls sold by the Company.

  The Statement of Financial Position is to be read in conjunction with the notes to and forming part of the half year financial report.

  ATLAS PACIFIC LIMITED

  AND ITS CONTROLLED ENTITIES

  STATEMENT OF CASH FLOWS

  FOR THE HALF YEAR ENDED 30TH JUNE 2002

Consolidated

Notes

2002

2001

$

$

Cash flows from operating activities

Cash payments in the course of operations

(4,431,532)

(3,109,985)

Taxes Paid

(1,514,956)

(61,207)

Receipts from sale of pearls

8,846,856

2,213,577

Interest and other items of a similar nature received

154,251

89,030

Interest paid

(7,731)

(229,898)

Income from joint venture partner

-

162,148

Net cash used in operating activities

3,407,121

(936,335)

Cash flows from investing activities

Payments for property, plant and equipment

(267,660)

(237,437)

Proceeds from sale of property, plant and equipment

-

-

Net cash used in investing activities

(267,660)

(237,437)

Cash flows from financing activities

Repayment of borrowings

(22,498)

-

Proceeds from conversion of options to shares

993,902

-

Payment of dividens

(1,650,274

-

Net cash provided by (used in) financing activities

(678,870)

-

Net increase/(decrease) in cash held

2,460,591

(1,173,772)

Cash at the beginning of the half-year

5,585,608

4,455,056

       Effects of exchange rate changes on the balances of
cash held in foreign currencies

-

15,848

Cash at the end of the half-year

9

8,046,199

3,297,132

  Non cash transactions
  Nil

  The statement of cash flows is to be read in conjunction with the notes to and forming part of the half year financial report.

  ATLAS PACIFIC LIMITED

  AND ITS CONTROLLED ENTITIES

  NOTES TO AND FORMING PART OF THE FINANCIAL
STATEMENTS

  FOR THE HALF YEAR ENDED 30TH JUNE 2001

    BASIS OF PREPARATION OF HALF YEAR FINANCIAL STATEMENTS

    This general purpose half year consolidated financial report has been prepared in accordance with the requirements of the Corporations Law and Accounting Standard 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements. It is recommended that this half year financial report be read in conjunction with the 31st December 2001 Financial
  Statements and Report and any public announcements by Atlas Pacific Limited and its Controlled Entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Law.

    These accounts have been prepared on the basis of historical cost and except where stated, do not take into account changing money values or current valuations of non-current assets.

    The accounting policies have been consistently applied by the entities in the economic entity and except where there is a change in accounting policy, are consistent with those of the previous financial year and corresponding half year.

    The economic entity is subject to inconsistent revenue flows from the sale of its pearls. Although private treaty sales are effected year-round, the majority of sales are experienced at auctions which are usually held in February and August/September of each year.

    For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

    A reference to Dollars or $ means Australian Dollars.

    CHANGE IN ACCOUNTING POLICY

  The Company has adopted a change in the manner in which it treats its Indonesian administration costs associated with the production of pearls in Indonesia by expensing the costs where previously they were capitalised. This change in accounting treatment to conform with Indonesian regulations, will not require a restatement of prior period statement of performance or position. The change has the effect of decreasing cost of goods sold by $30,500 and increasing operating costs by $286,000 for the six months to
30th June 2002. It also has the effect of decreasing self generating and regenerating assets by $262,000 and increasing pearl inventories by $33,700.

Consolidated

2002

2001

$

$

3.

REVENUE

The profit from normal operating activities has been determined after credirting as revenue:

sales

8,109,971

5,530,929

Interest received - other parties

162,842

89,030

Foreign exchange fluctuations

149,807

37,590

4.

EARNINGS PER SHARE

Basic earnings per share (cents per share)

4.13 cents

5.49 cents

Diluted earnings per share (cents per share)

3.86 cents

3.92 cents

       Weighted average number of ordinary shares used for basic earnings per share

80,485,490

55,537,674

  Diluted earnings per share is calculated after taking into consideration all options on issue that remain unconverted at 30th June 2002 as potential ordinary shares.

  5.

DIVIDENDS

Dividend Payments -

       A dividend of two (2) cents per share franked to one (1) cent per share was declared and paid in the six months ending 30th June 2002:

1,650,274

-

6.

SHARE CAPITAL

Issued:

       82,602,043 ordinary shares fully paid
(31/12/2001 78,557,959 ordinary shares)

17,286,629

16,183,065

(30/06/2001 56,331,017 ordinary shares)

12,849,024

  During the 6 months ending 30th June 2002, the following shares were issued by the Company:

Conversion of Secured Convertible Notes to Shares

731,080

$109,662

Conversion of Options (14 October 2002) to Shares

2,968,004

$890,402

Conversion of Options( 31 December 2002) to Shares

345,000

$103,500

4,044,084

$1,103,564

  7.

RETAINED PROFIT

Retained profit at the beginning of the half year

1,993,541

(586,830)

Net Profit attributable to Members

3,324,344

2,403,988

Dividend

(1,650,276)

-

Retained profit at the end of the half year

3,667,609

1,817,158

  8.SEGMENT REPORTING

  (a) Industry

  The undertaking of the Company is predominantly in the pearling industry.

  (b) Geographical

Indonesia

Australia

Eliminations

Total

30/06/2002

Revenue outside the economic entity

48,572

8,436,728

-

8,485,301

Intersegment revenue

1,249,399

-

(1,249,399)

-

Total revenue

1,297,971

8,436,728

(1,249,399)

8,485,301

Segment result - profit/(loss)

(200,295)

3,649,566

-

3,449,271

Unallocated Profit

(124,929)

Operating Profit after Income Tax

3,324,342

Segment assets

14,203,075

9,365,500

-

23,568,575

Indonesia

Australia

Eliminations

Total

30/6/2001

Revenue outside the economic entity

218,732

5,416,892

-

5,635,624

Intersegment revenue

6,642,185

-

(6,642,185)

-

Total revenue

6,860,917

5,428,118

(6,642,185)

5,635,624

Segment result - profit/(loss)

(2,727,206)

5,256,123

2,528,917

Unallocated Profit

(124,929)

Operating Profit after Income Tax

2,403,988

Segment assets

11,854,542

8,582,708

20,437,250

  9. NOTES TO THE STATEMENT OF CASH FLOWS

  Reconciliation of cash

  For the purposes of the statement of cash flows, cash includes cash on hand and at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of financial period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:

Consolidated

2002

2001

Cash at Bank

2,355,559

1,288,817

Bills of exchange

5,638,556

1,718,648

7,994,115

3,007,465

Cash per balance sheet

Short term deposits *

52,084

289,667

Cash and cash equivalents as per statement of cash flows

8,046,199

3,297,132

  * Amount included in receivables $52,084 (2001 - $289,667) being funds held on fixed term deposit at the bank as security for the Companys forward exchange hedging contracts.

  10. CONTINGENT LIABILITIES

  The Company has a commitment to pay rent for its office accommodation up to the end of its current lease which expires in September 2003. The annual rental for this accommodation is $35,000.

  11. EVENTS SUBSEQUENT TO 30TH JUNE 2002

  At the end of August, a pearl auction was held at which 10,166 of the Companys pearls were sold for an amount of $1.678 million.

  Since the end of June 2002, $889,092 has been collected from debtors that were outstanding as at 30th June 2002.

  Apart from the foregoing, there have been no matters or
circumstances that have arisen since the end of the half year which significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial periods. The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges.

  ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

  DIRECTORS DECLARATION

  The Directors declare that the financial statements and notes set out on pages 5 to 11:

    comply with Accounting Standards AASB1029 "Interim Financial Reporting"
  and the Corporations Regulations and other mandatory professional reporting requirements, and

    give a true and fair view of the consolidated entitys
financial position as at 30 June 2002 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

  In the Directors opinion there are reasonable grounds to
believe that Atlas Pacific Limited will be able to pay its debts as and when they become due and payable.

  This declaration is made in accordance with a resolution of the
Directors.

  A.M. KERR

  Director

  Perth, Western Australia

  6 September 2002

  ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES

  INDEPENDENT REVIEW REPORT TO THE MEMBERS

  Scope

  We have reviewed the financial report, being the statement of financial performance, statement of financial position, Statement of Cash Flows, notes to and forming part of the financial statements and Directors Declaration of Atlas Pacific Limited for the half-year ended 30th June 2002 as set out on pages 5 to 12. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Companys directors are responsible for the financial reports. We have performed the review of the consolidated accounts in order to state whether on the basis of the procedures described anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements and in order for the company to lodge the financial statements with the Australian
Securities and Investments Commission.

  Our review has been conducted in accordance with Australian
Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, do not express an audit opinion.

  Statement

  Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Atlas
Pacific Limited is not in accordance with:

  (a) the Corporations Law, including:

  (i) giving a true and fair view of the consolidated entitys financial position at 30 June 2002 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029: "Interim Financial
Reporting" and the Corporations Regulations; and

  (b) other mandatory professional reporting requirements.

  BDO

  Chartered Accountants

  G.F. BRAYSHAW, FCA

  Partner

  6 September 2002

  Perth, Western Australia